CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,265,000	$242.36

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $636,187.66 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $242.36 is offset against the registration fee due for this offering and of which $635,945.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 18 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 10-I dated February 9, 2006	Registration Statement No. 333-130051 Dated February 24, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,265,000 Return Enhanced Notes Linked to the Nikkei 225 Index due August 28, 2007

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 28, 2007 (subject to certain market disruption events).
  Payment is linked to the Nikkei 225 Index as described below. You may lose some or all of your investment.
  The notes are designed for investors who seek an enhanced return on any appreciation of the Nikkei 225 Index up to a maximum return of 40% over the next 18 months. Investors should be willing to forego interest payments and be willing to lose some or all of their principal if the Index declines.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on February 24, 2006 and are expected to settle on or about February 28, 2006.
Key Terms

Index:	The Nikkei 225 Index (the “Index”)
Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the note of 40%. For example, if the Index Return is more than 13.33%, you will receive the Maximum Total Return on the note of 40%, which entitles you to the maximum payment of $1,400 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 16101.91.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	August 23, 2007†
Maturity Date:	August 28, 2007†
† Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 10-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 10-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$30.70	$969.30

Total	$2,265,000	$69,535.50	$2,195,464.50

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $30.70 per $1,000 principal amount note and will use a portion of those commissions to allow selling concessions to other dealers of $15.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-20 of the accompanying product supplement no. 10-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $30.70 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
February 24, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 10-I dated February 9, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 10-I dated February 9, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000331/e23358_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 40%, or $1,400 for every $1,000 principal amount note.

  DIVERSIFICATION OF THE NIKKEI 225 INDEX – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. See “The Nikkei 225 Index” in the accompanying product supplement no. 10-1.

  CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 10-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-I dated February 9, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal. The return on the notes is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 40%, regardless of the appreciation in the Index.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold the notes to maturity.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	TS-1

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.

  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  JPMORGAN CREDIT RISK – Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect a Maximum Total Return on the notes of 40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Annualized Return*

29520	80%	40%	25.15%

26240	60%	40%	25.15%

24600	50%	40%	25.15%

22960	40%	40%	25.15%

21320	30%	40%	25.15%

19680	20%	40%	25.15%

18586	13.33%	40%	25.15%

18040	10%	30%	19.11%

17220	5%	15%	9.77%

16400	0%	0%	0.00%

14760	-10%	-10%	-6.78%

13120	-20%	-20%	-13.82%

11480	-30%	-30%	-21.16%

9840	-40%	-40%	-28.86%

8200	-50%	-50%	-37.00%

6560	-60%	-60%	-45.71%

4920	-70%	-70%	-55.19%

3280	-80%	-80%	-65.80%

1640	-90%	-90%	-78.46%

0	-100%	-100%	-100.00%

*	compounded on an annualized basis

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 16400 to an Ending Index Level of 17220. Because the Ending Index Level of 17220 is greater than the Initial Index Level of 16400 and the Index Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 40%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note =
$1,000 + ($1,000 x (5% x 3)) = $1,150

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	TS-2

Example 2: The level of the Index decreases from an Initial Index Level of 16400 to an Ending Index Level of 14760. Because the Ending Index Level of 14760 is less than the Initial Index Level of 16400, the Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note =
$1,000 x ($1,000 x -10%) = $900

Example 3: The level of the Index increases from an Initial Index Level of 16400 to an Ending Index Level of 19680. Because the Index Return of 20% multiplied by 3 exceeds the Maximum Total Return of 40%, the investor receives a payment at maturity of $1,400 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly Index closing level from January 1, 2001 through February 17, 2006. The Index closing level on February 24, 2006 was 16101.91. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	TS-3